UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For November 4, 2005
Commission File No. 1-11284

FALCONBRIDGE LIMITED
(Translation of registrant's name into English)

181 Bay Street, Suite 200, BCE Place,
Toronto, Ontario, Canada M5J 2T3
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐                        Form 40-F ☒

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐                        No ☒

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐                        No ☒

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                        No ☒

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

        The documents listed in the Exhibit List to this Form 6-K are furnished pursuant to Form 6-K.

        In addition, the exhibits identified below shall be deemed filed under the Securities Exchange Act of 1934 for the purpose of being incorporated by reference as exhibits (with the numbers shown below) into the registrant's Registration Statement on Form F-9 (File No. 333-125431):

    4.9
    Registrant's Unaudited Consolidated Financial Statements, and the related notes thereto, as at and for the nine months ended September 30, 2005 and 2004.

    4.10
    Management's Discussion and Analysis of Financial Condition and Results of Operations.

        Further, the portions of such exhibits identified below shall be deemed filed under the Securities Exchange Act of 1934 for the purpose of being incorporated by reference into the registrant's Registration Statement on Form S-8 (File No. 333-126529):

    Registrant's Unaudited Consolidated Financial Statements, and the related notes thereto, as at and for the nine months ended September 30, 2005 and 2004.

Exhibit List

Exhibit No.	Description
99.1	Registrant's Unaudited Consolidated Financial Statements, and the related notes thereto, as at and for the nine months ended September30, 2005 and 2004.
99.2	Management's Discussion and Analysis of Financial Condition and Results of Operations.
99.3	Certification of Interim Filings of Derek Pannell, Chief Executive Officer.
99.4	Certification of Interim Filings of Steven Douglas, Executive Vice President and Chief Financial Officer.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FALCONBRIDGE LIMITED
(Registrant)
November 4, 2005
	By:	/s/ STEPHEN K. YOUNG Stephen K. Young — Corporate Secretary

EXHIBIT INDEX

Exhibit No.	Description
99.1	Registrant's Unaudited Consolidated Financial Statements, and the related notes thereto, as at and for the nine months ended September30, 2005 and 2004.
99.2	Management's Discussion and Analysis of Financial Condition and Results of Operations.
99.3	Certification of Interim Filings of Derek Pannell, Chief Executive Officer.
99.4	Certification of Interim Filings of Steven Douglas, Executive Vice President and Chief Financial Officer.